FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1        FRN Variable Rate Fix dated 29 December 2003
No. 2        FRN Variable Rate Fix dated 29 December 2003
No. 3        FRN Variable Rate Fix dated 29 December 2003
No. 4        Doc re. Pricing supplement dated 02 January 2004

Document No. 1

RE: NORTHERN ROCK BUILDING SOCIETY
    gbp 1,246,000.00
    MATURING: 29-Dec-2008
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171561797

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Dec-2003 TO 29-Mar-2004 HAS BEEN FIXED AT 4.170000 PCT

INTEREST PAYABLE VALUE 29-Mar-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 30,000,000.00
    MATURING: 27-Jun-2006
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171778268

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Dec-2003 TO 29-Mar-2004 HAS BEEN FIXED AT 4.075000 PCT

INTEREST PAYABLE VALUE 29-Mar-2004 WILL AMOUNT TO:
GBP 101.60 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 2,482,000.00
    MATURING: 29-Sep-2006
    ISSUE DATE: 28-Mar-2003
    ISIN: XS0166211457

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Dec-2003 TO 29-Mar-2004 HAS BEEN FIXED AT 4.170000 PCT

INTEREST PAYABLE VALUE 29-Mar-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION
GBP 103.96 PER GBP 10,000.00 DENOMINATION
GBP 1039.64 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

Pricing Supplement
Issuer:                           Northern Rock Plc
Series Number                     298
Description:                      GBP11,060,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100.00 per cent
Specified Denominations:          GBP10,000
Issue Date:                       10 December 2003
Maturity Date:                    December 2009
ISIN:                             XS0182223965

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  05 January 2004               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary